UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LINCOLN NATIONAL CORPORATION EMPLOYEES’
SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA  19087

Explanatory Note

The Lincoln National Corporation Employees’ Savings and Retirement Plan is filing this amendment to its Form 11-K for the fiscal year ended December 31, 2010 (the “Form 11-K”) because it inadvertently omitted the conformed signature of Ernst & Young LLP on the Report of Independent Registered Public Accounting Firm and the notation “Exhibit 23.1” on the Consent of Independent Registered Accounting Firm in the initial filing of the Form 11-K.  The conformed signature of Ernst & Young LLP has been added to the Report of Independent Registered Public Accounting Firm and the notation “Exhibit 23.1” has been added to the Consent of Independent Registered Accounting Firm.  Other than adding the conformed signature of Ernst & Young LLP on the Report of Independent Registered Public Accounting Firm and the notation “Exhibit 23.1” on the Consent of Independent Registered Accounting Firm, this amendment does not modify or update in any way the disclosures in the original Form 11-K filing.  For the convenience of the reader this Form 11-K/A sets forth the Form 11-K in its entirety.

Audited Financial Statements and Supplemental Schedule

Lincoln National Corporation
Employees’ Savings and Retirement Plan
As of December 31, 2010 and 2009, and for the
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2010 and 2009, and for the
Years Ended December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lincoln National Corporation
Employees’ Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Lincoln National Corporation Employees’ Savings and Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Philadelphia, Pennsylvania
June 24, 2011

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
Assets
Investments:
Mutual funds (cost: 2010 - $321,146,403; 2009 - $279,278,725)	$384,633,301	$300,236,307
Collective investment trusts
(cost: 2010 - $107,607,401; 2009 - $100,947,199)	139,567,353	117,445,139
Common stock - Lincoln National Corporation
(cost: 2010 - $82,566,452; 2009 - $77,197,926)	104,942,831	95,516,206
Investment contracts - The Lincoln National Life Insurance Company	167,535,424	152,333,309
Wilmington Trust money market fund	7,499,673	6,644,587
Brokerage account (cost: 2010 - $5,975,731)	6,212,900	-
Total investments	810,391,482	672,175,548

Notes receivable from participants	20,695,266	16,010,952
Accrued interest receivable	186,768	262,480
Total assets	831,273,516	688,448,980

Liabilities
Net pending trades	3,798,012	3,509,253
Total liabilities	3,798,012	3,509,253
Net assets available for benefits	$827,475,504	$684,939,727

See accompanying notes to the financial statements.

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2010	2009
Investment income:
Cash dividends	$13,343,211	$11,398,808
Interest	937,472	922,992
Total investment income	14,280,683	12,321,800

Net realized gain (loss) on sale and distribution of investments:
Mutual funds	3,501,927	(7,051,370)
Collective investment trusts	2,955,128	(338,401)
Common stock - Lincoln National Corporation	7,593,903	(18,408,998)
Brokerage account	(201,595)	-
Total net realized gain (loss) on sale and distribution of investments	13,849,363	(25,798,769)

Net change in unrealized appreciation (depreciation) of investments	62,471,264	156,959,743

Contributions:
Participants	41,210,000	41,345,261
Rollovers	6,815,564	2,922,379
Employer	62,877,589	62,649,584
Total contributions	110,903,153	106,917,224

Transfers from (to) affiliated plans	(3,666,073)	(787,886)

Distributions to participants	(55,139,000)	(56,371,079)
Administrative expenses	(163,613)	(80,328)
Total distributions and expenses	(55,302,613)	(56,451,407)

Net increase (decrease) in net assets available for benefits	142,535,777	193,160,705
Net assets available for benefits at beginning-of-year	684,939,727	491,779,022
Net assets available for benefits at end-of-year	$827,475,504	$684,939,727

See accompanying notes to the financial statements.

Lincoln National Corporation
Employees’ Savings and Retirement Plan

Notes to Financial Statements
December 31, 2010

1.  Description of the Plan

The following description of the Lincoln National Corporation Employees’ Savings and Retirement Plan (“Plan”) is a summary only and a detailed Plan document can be obtained from Lincoln National Corporation (“LNC”) Human Resources.  The Plan is intended to be qualified under Internal Revenue Code section 401(a) by the terms and provisions of the Plan document and in operation.

The Plan is a contributory, defined contribution plan that covers substantially all employees of LNC (“Employer”) and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Participants may make pre-tax contributions to the Plan.  All newly-hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings.  A participant may elect to not participate in the Plan or change the contribution rate from 6%.  A participant may also elect to reduce their earnings to make Roth 401(k) contributions to the Plan.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  A participant may make a combination of pre-tax contributions and Roth 401(k) contributions not to exceed 50% of eligible earnings up to a maximum annual amount as determined by the Internal Revenue Service (“IRS”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is subject to the provisions of ERISA.

Employer contributions are provided to the Plan.  The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings.  The “core” or guaranteed Employer contribution is 4% of eligible earnings per pay period and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan.  In addition, certain eligible employees are qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible earnings per pay period which will continue for a period of 10 years beginning on January 1, 2008.  Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for Legacy Jefferson-Pilot employees. Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.  A participant cannot grow into transition employer credits.  Transition employer contributions will cease on December 31, 2017.

Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions, and earnings thereon are fully vested at all times.  The core Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
Less than 2	0%
2 or more	100%

As a result of changes in participants’ employment status, $3,666,073 and $787,886 of net transfers were made to affiliated Lincoln National Life Insurance Company (“LNL”) plans during 2010 and 2009, respectively.

Participants direct the Plan to invest their contributions and all Employer contributions in any combination of the investment options offered under the Plan.

The Employer has the right to discontinue contributions and to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.  Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC common stock investment or having the dividends reinvested in the LNC common stock investment.

The Plan may make loans to participants in amounts up to 50% of the participant’s vested account value to a maximum of $50,000, but not more than the total value of the participants’ accounts less the highest outstanding loan balance in the previous 12-month period. Interest charged on new loans to participants is established monthly based upon a reasonable rate of interest at the then prevailing rate.  Investment income credited on loans was $937,472 and $922,992 in 2010 and 2009, respectively.  Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement, or job elimination, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Each participant’s account is credited with the participant’s contributions, Employer contributions, and applicable investment results thereon, and is charged with an allocation of administrative expenses. Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan. Forfeitures of $751,056 and $3,043 were used to offset contributions in 2010 and 2009, respectively. Unallocated forfeitures were $489,574 and $832,363 at December 31, 2010 and 2009, respectively.

2.  Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

As of January 1, 2010, the TD Ameritrade broker investments (“brokerage account”) were added to the Plan’s investment options available to the participants.  The brokerage account is administered by TD Ameritrade and allows participants to self-direct their contributions into mutual funds and securities within the brokerage account.  The brokerage account primarily consists of mutual funds, securities and a money market account, which are stated at fair value as discussed below.

Wilmington Trust (“Trustee”) is the trustee for the Plan.  Lincoln Alliance (“recordkeeper”) is the recordkeeper for the Plan.

As of December 31, 2010, the assets of the Plan consisted primarily of mutual funds, collective investment trusts, LNC common stock, investment contracts issued by LNL, Wilmington Trust Money Market Fund (“money market fund”) and brokerage account.  Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end.  The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The fair value of ownership interest of the collective investment trusts is established by the Trustee using a net asset value based on fair values of the underlying investments on the last business day of the Plan year.  The money market fund, which approximates fair value, is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit responsive are required to be reported at fair value and an adjustment to total net assets is required to show net assets at contact value.  The investment contracts held by the Plan are fully benefit responsive; therefore, contract value reporting is required.  In this instance, contract value approximates fair value as a result of current interest rates credited to the contracts.  Contract value represents net contributions plus interest at the contract rate.

Notes receivable from participants are valued at unpaid principal balance plus any accrued but unpaid interest.

The cost of investments sold, distributed, or forfeited is determined using the specific-identification method.  Investment purchases and sales are accounted for on a trade-date basis.  Interest and dividend income is recorded when earned.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  Management is required to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Fair Value Measurement

The measurement of fair value is based on assumptions used by market participants in pricing the asset.  The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset, as opposed to the price that would be paid to acquire the asset (“entry price”).  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the fair value hierarchy.

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund and focused on accumulating earnings while maintaining the appropriate level of diversified risk.  The NAV is a quoted price in an active market; therefore, the mutual funds are classified within Level 1 of the fair value hierarchy.

Collective investment trusts are public investment vehicles valued using the NAV provided by the Trustee and focused on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide 30 days redemption notice to liquidate its entire share in the collective investment trusts and 5 days redemption notice for withdrawals in excess of $1 million.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is not a quoted price in an active market; therefore, the trusts are classified within Level 2 of the fair value hierarchy.

LNC common stock and common stock within the brokerage account are valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the fair value hierarchy.

The Plan invests in an Unallocated Group Fixed Annuity Contract issued by LNL, who guarantees a fixed interest rate.  The NAV for the investment contracts is $1.  The contract value is derived based on the discounted cash flows as of the balance sheet date.  The investment contracts are classified within Level 3 of the fair value hierarchy.

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the fair value hierarchy.

See “Fair Value of Financial Investments, Carried at Fair Value” in Note 4 for additional fair value disclosures.

Adoption of New Accounting Standards

In February 2008, the FASB amended the Fair Value Measurements and Disclosures Topic of the FASB ASC in order to delay the effective date of fair value measurement for non-financial assets and non-financial liabilities to fiscal years beginning after

November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  We applied fair value measurement to non-financial assets and non-financial liabilities beginning on January 1, 2009.  The application did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB amended the Fair Value Measurements and Disclosures Topic to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability and additional guidance on circumstances that may indicate a transaction is not orderly.  The FASB provided illustrative examples of key considerations when applying fair value measurement principles to estimate fair value in non-active markets when there has been a significant decrease in the volume and level of activity for the asset.  Additional financial statement disclosures are also required about an entity’s fair value measurements in annual and interim reporting periods.  Any changes in valuation techniques resulting from the adoption of this amended guidance are accounted for as a change in accounting estimate in accordance with the FASB ASC guidance related to accounting changes and error corrections.  As permitted under the transition guidance, we adopted these amendments to the Fair Value Measurements and Disclosures Topic effective January 1, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”) which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to provide further guidance on the application of fair value measurements, due to the general lack of observable market information available for liabilities.  These amendments to the Fair Value Measurements and Disclosures Topic identify valuation techniques which can be used to measure the fair value of a liability when a quoted price in an active market is not available.  In addition, the amendments clarify that an entity is not required to include a separate input or adjustment to other inputs related to a restriction that prevents the transfer of the liability and clarifies when a quoted price for a liability would be considered a Level 1 input.  ASU 2009-05 is effective for the reporting period ending December 31, 2009.  Any revisions resulting from a change in a valuation technique, or its application, must be accounted for as a change in accounting estimate and the specified disclosure for a change in accounting estimate must be included in the notes to the financial statements.  We adopted these amendments to the Fair Value Measurements and Disclosures Topic effective January 1, 2009.  The adoption did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB updated the Subsequent Events Topic of the FASB ASC in order to establish standards of accounting for the disclosure of events that take place after the balance sheet date, but before the financial statements are issued.  The effect of all subsequent events that existed as of the balance sheet date must be recognized in the financial statements.  For those events that did not exist as of the balance sheet date, but arose after the balance sheet date and before the financial statements are issued, recognition is not required, but depending on the nature of the event, disclosure may be required in order to keep the financial statements from being misleading.  We adopted these provisions, prospectively, as of December 31, 2009.  The adoption of these amendments to the Subsequent Event Topic did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”), which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values.  The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds.  If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data.  In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update.  The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted.  We adopted these amendments effective January 1, 2009.  The adoption did not have an impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional disclosure related to the three-level fair value hierarchy.  Entities are required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy.  We adopted the amendments in ASU 2010-06 effective January 1, 2010, and have prospectively included the required disclosures in Note 4.

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans.  For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

We adopted the amendments in ASU 2010-25 effective January 1, 2010, and have retrospectively applied throughout the Plan’s financial statements.

Future Adoption of Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, which requires additional disclosure related to the three-level fair value hierarchy.  Entities are required to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3.  The disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements are effective for reporting periods beginning after December 15, 2010.  We will adopt this amendment effective January 1, 2011.  The new guidance only requires new disclosure; we do not expect the adoption to have a significant impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”).  ASU 2011-04 amended the Fair Value Measurements and Disclosures Topic of the FASB ASC to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards.  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets was as follows:

	As of December 31, 2010		As of December 31, 2009
	Shares or Units	Fair Value	Shares or Units	Fair Value
Mutual funds:
Columbia Acorn Z	2,148,742.037	$64,870,522	1,950,037.161	$48,126,917
Delaware Foundation Moderate Allocation I (1)	4,320,805.133	46,967,152	3,292,262.154	32,889,699
American Fund Growth Fund of
America R-5	1,871,228.357	56,866,630	1,697,372.917	46,304,333
Harbor International Growth Institutional	3,360,713.261	41,572,023	3,270,935.202	36,209,253
Vanguard Institutional Index	668,822.355	76,921,259	618,619.371	63,086,803

Collective investment trusts:
Delaware Diversified Income Trust	4,074,402.180	57,082,375	4,076,803.592	52,713,070

Common stock - LNC	3,773,564.569	104,942,831	3,839,075.804	95,516,206

Investment contracts - LNL	167,535,423.720	167,535,424	152,333,309.000	152,333,309

(1)
The December 31, 2009, investment balance was less than 5% of the 2009 Plan’s net assets, but still presented for comparative purposes as the December 31, 2010, investment balance was greater than 5% of the 2010 Plan’s net assets.

The Plan holds investments in investment contracts.  The Plan invests in the Lincoln Stable Value Fund (“Investment Contracts – LNL”), which has a credited interest rate that is based upon the three-year average of the Barclays rate plus 20 basis points and can be changed quarterly.  The average crediting rate for the Investment Contract – LNL was 3.92% and 4.70% for 2010 and 2009, respectively.  Interest is credited at the same rate for the entire contract value.  The guaranteed minimum interest rate (“GMIR”) is 3.00%.  The guarantee is based on LNL’s ability to meet its financial obligations from the general assets of LNL.

For the Investment Contract – LNL, restrictions apply to the aggregate movement of funds to other investment options.  The fair value of the investment contracts approximate contract value.  Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

The table below describes the net change in unrealized appreciation (depreciation) of investments by category and in the aggregate.

	For the Years Ended
	December 31,
	2010	2009

Mutual funds	$42,529,316	$75,867,624
Collective investment trusts	15,462,013	25,281,892
Common stock - LNC	4,242,407	55,810,227
Brokerage account	237,528	-
Total	$62,471,264	$156,959,743

4.  Fair Value of Financial Investments, Carried at Fair Value

See Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010, or December 31, 2009, and we noted no changes in our valuation methodologies between these periods.  In addition, there were no significant transfers between Level 1 or 2 for the year ended December 31, 2010.

The tables below are the Plan’s financial instruments carried at fair value on a recurring basis by the Fair Value Measurements and Disclosures Topic of the FASB ASC hierarchy levels described in Note 2.

	As of December 31, 2010
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Conservative	$177,078,577	$-	$-	$177,078,577
Moderate	46,967,152	-	-	46,967,152
Growth	78,698,274	-	-	78,698,274
International	81,889,298	-	-	81,889,298
Collective investment trusts:
Delaware Large Cap Value Trust	-	34,167,626	-	34,167,626
Delaware International Equity Trust	-	1,531,419	-	1,531,419
Delaware SMID Cap Growth Trust	-	25,984,925	-	25,984,925
Delaware Diversified Income Trust	-	57,082,375	-	57,082,375
Delaware Large Cap Growth Trust	-	20,801,008	-	20,801,008
Common stock - LNC	104,942,831	-	-	104,942,831
Investment contracts - LNL	-	-	167,535,424	167,535,424
Money market fund	-	7,499,673	-	7,499,673
Brokerage account	4,869,402	1,343,498	-	6,212,900
Total assets	$494,445,534	$148,410,524	$167,535,424	$810,391,482

	As of December 31, 2009
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Conservative	$137,024,646	$-	$-	$137,024,646
Moderate	32,889,699	-	-	32,889,699
Growth	62,903,909	-	-	62,903,909
International	67,418,053	-	-	67,418,053
Collective investment trusts:
Delaware Large Cap Value Trust	-	30,027,313	-	30,027,313
Delaware International Equity Trust	-	762,223	-	762,223
Delaware SMID Cap Growth Trust	-	16,383,764	-	16,383,764
Delaware Diversified Income Trust	-	52,713,070	-	52,713,070
Delaware Large Cap Growth Trust	-	17,558,769	-	17,558,769
Common stock - LNC	95,516,206	-	-	95,516,206
Investment contracts - LNL	-	-	152,333,309	152,333,309
Money market fund	-	6,644,587	-	6,644,587
Total assets	$395,752,513	124,089,726	152,333,309	$672,175,548

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investment assets:

For the Years Ended December 31, 2010
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In
	Beginning	Assets Available	Available for	Settlements,	or Out of	Ending
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, net	Fair Value
Investment contracts - LNL	$152,333,309	$-	$-	$15,202,115	$-	$167,535,424

For the Years Ended December 31, 2009
		Items Included	Gains (Losses)	Sales,
		in Statement of	in Statement of	Issuances,
		Changes in Net	Net Assets	Maturities,	Transfers In
	Beginning	Assets Available	Available for	Settlements,	or Out of	Ending
	Fair Value	for Benefits	Benefits	Calls, Net	Level 3, net	Fair Value
Investment contracts - LNL	$122,921,075	$-	$-	$29,412,234	$-	$152,333,309

5.  Income Tax Status

The Plan received a determination letter from the IRS dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  Federal (and most states) income tax is deferred on participants’ pre-tax contributions, the Employer’s contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.  However, the participants’ Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.

The Plan Administrator has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

6.  Related Party Transactions

The Plan has investments in LNC common stock and investment contracts with LNL.  The Plan invests in mutual funds and collective investment trusts managed by Delaware Management Holdings, Inc., an affiliate of LNC through January 4, 2010.  Lincoln Alliance is the recordkeeper for the Plan.  All administrative expenses were paid by LNC.

7.  Concentrations of Credit Risks

As of December 31, 2010, the Plan had investments in LNC common stock and investment contracts with LNL of $104,942,831 and $167,535,424, respectively (12.68% and 20.24% of net assets, respectively).  As of December 31, 2009, the Plan had investments in LNC common stock and investment contracts with LNL of $95,516,206 and $152,333,309, respectively (13.95% and 22.24% of net assets, respectively).  LNC and LNL operate predominately in the insurance industry in 2010 and the insurance and investment management industries in 2009.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

8.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2010	2009
Net assets available for benefits per the financial statements	$827,475,504	$684,939,727
Amounts allocated to withdrawn participants	(152,471)	(445,135)
Net assets available for benefits per the Form 5500	$827,323,033	$684,494,592

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	As of December 31,
	2010	2009
Distributions to participants per the financial statements	$55,139,000	$56,371,079
Amounts allocated to withdrawn participants at end of year	152,471	445,135
Amounts allocated to withdrawn participants at prior end of year	(445,135)	(405,959)
Distributions to participants per the Form 5500	$54,846,336	$56,410,255

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.

The following is a reconciliation of the reported net appreciation (depreciation) of Common Stock – LNC per the financial statements to the Form 5500:

	For the Years Ended December 31,
	2010	2009
Common Stock – LNC net appreciation (depreciation) per the financial statements	$11,836,310	$37,401,229
Difference in realized gain (loss) basis	1,846,193	4,064,685
Common Stock – LNC net appreciation (depreciation) per the Form 5500	$9,990,117	$33,336,544

The Form 5500 reports the realized gains and losses on common stock as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year; however, the financial statements report the realized gains and losses on common stock as the difference between historical cost and fair value.

Supplemental Schedule

Lincoln National Corporation
Employees' Savings and Retirement Plan

Plan Number: 009
EIN: 35-1140070

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2010

(a)	(b)	(c)		(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,			Current
	Lessor or Similar Party	Par or Maturity Value		Cost	Value

	Mutual funds:
	Columbia Acorn Z	2,148,742.037	participation units	**	$64,870,522
	Delaware Foundation Conservative Allocation I	837,848.262	participation units	**	8,244,427
	Delaware Foundation Moderate Allocation I	4,320,805.133	participation units	**	46,967,152
	Delaware Foundation Growth Allocation I	1,196,349.749	participation units	**	11,843,863
	Delaware Mid Cap Value I	1,071,650.375	participation units	**	9,987,781
	Dodge & Cox International Stock	1,129,019.179	participation units	**	40,317,275
	American Fund Growth Fund of America R-5	1,871,228.357	participation units	**	56,866,630
	Harbor International Growth Institutional	3,360,713.261	participation units	**	41,572,023
	Vanguard Institutional Index	668,822.355	participation units	**	76,921,259
	Vanguard Extended Market Index Institutional	655,254.903	participation units	**	27,042,369
	Total mutual funds				384,633,301

	Collective investment trusts:
	Delaware Large Cap Value Trust	2,849,676.922	participation units	**	34,167,626
	Delaware International Equity Trust	191,188.433	participation units	**	1,531,419
	Delaware SMID Cap Growth Trust	1,784,678.885	participation units	**	25,984,925
	Delaware Diversified Income Trust	4,074,402.180	participation units	**	57,082,375
	Delaware Large Cap Growth Trust	1,630,173.076	participation units	**	20,801,008
	Total collective investment trusts				139,567,353

*	Common stock - LNC	3,773,564.569	shares		104,942,831

*	Investment contracts - LNL	167,535,423.720	3.92% interest rate (annualized)	**	167,535,424

	Wilmington Trust Money Market Fund W Class	4,360,576	par value	**	7,499,673

	Brokerage account	6,212,900	par value	**	6,212,900

*	Notes receivable from participants	20,695,266	Various loans at interest rates varying from 4.25% to 9.5% Maturity through April 2031

				-	20,695,266
	Total				$831,086,748

*	Indicates party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of The Lincoln National Corporation Employees’ Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln National Corporation
Employees’ Savings and Retirement Plan

By: /s/ John Arko
Date: June 30, 2011	John Arko on behalf of The Lincoln National
Corporation Benefits Committee